January 25, 2018	TSX.V - GIGA

Giga Metals Signs Communications Agreement with
Tahltan Central Government

(Vancouver, B.C.) Giga Metals Corp., (TSX.V - GIGA) and the Tahltan Central Government (TCG) are pleased to announce that they have signed a Communications Agreement respecting the Turnagain Project, which is located about 65 km east of Dease Lake in northwestern British Columbia.

The purpose of the agreement is to establish a working arrangement for communications between the Tahltan Nation including its government entities (Tahltan Central Government, Tahltan Band and Iskut Band). The agreement also has provisions for communication and co-operation on employment, contracting and community opportunities.

“There is a long and solid history of working with the Tahltan people at Turnagain,” said Mark Jarvis, CEO of Giga Metals. “Our shared commitment to work together with the Tahltan will continue as we advance the Turnagain Project”.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, President
GIGA METALS CORPORATION

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